Cohen Circle Acquisition Corp. II

2929 Arch Street, Suite 1703
Philadelphia, PA 19104

June 26, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Stacie Gorman and David Link

Re:	Cohen Circle Acquisition Corp. II Registration Statement on Form S-1 Filed May 23, 2025 File No. 333-287538

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cohen Circle Acquisition Corp. II (the “Registrant”) hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00PM eastern time on Monday, June 30, 2025, or as soon as practicable thereafter.

Very truly yours,

/s/ R. Maxwell Smeal
R. Maxwell Smeal Chief Financial Officer